THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq. *	Craig V. Butler, Esq. **

Admitted in California and Utah*
Admitted only in California**

October 25, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Matthew Crispino

Re:	Freeze Tag, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 10, 2010
File No. 333-168857

Dear Mr. Crispino:

We herein provide the following responses to your comment letter dated October 7, 2010, regarding the above-listed registration statement for Freeze Tag, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing a Second Amended Registration Statement on Form S-1/A2 to address the comments (the “Amended Filing”).

Prospectus Summary

1.	Please briefly define the term "casual games."

According to the Casual Games Association’s website (www.casualgameassociation.org), “casual games” are defined as those games:

“[d]eveloped for the general public and families, casual games are video games that are fun and easy to learn and play. The games are platform agnostic, meaning they can be played via the Internet, PC and Macintosh computers, Facebook, Xbox, PlayStation, iPhone, Nintendo DS, Wii and even mobile phones and PDA. They’re nonviolent, arcade-style games that involve puzzles, words, board and card games, game show and trivia. Popular games are Mahjong, Tetris, Solitaire, Bejeweled, Mystery Case Files, and Farmville.”

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 25, 2010

The Company has provided this definition for “casual games” in its Amended Filing.

2.
With respect to third-party statements in your prospectus, such as the market data attributed to Newzoo, OFC Intelligence and the Casual Games Association in this section and in your business section, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the -applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus.

Per our telephone call on October 19, 2010, the reports from these organizations will be provided to you via e-mail with the applicable sections highlighted.  We have modified the disclosure in the Amended Filing to reflect the fact that for certain reports we are relying on summaries of these reports published by the author of the report, and not the actual reports themselves.

Selling Security Holders, page 14

3.
We note your disclosure that the Lebrecht Group has served as your legal counsel in connection with this offering. Please disclose whether any other selling shareholder listed in your table has held any position or office or had any other material relationship, with you, any of your predecessors, or any of your affiliates within the past three years.  Refer to Item 507 of Regulation S-K.  Also with respect to the shares to be offered for resale by legal entities, disclose the individual or individuals who exercise the voting and dispositive powers over those shares.  Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

None of the other selling shareholders has held any position or office or had any other material relationship with the Company or any of its predecessors or its affiliates during the past three years.

The Company has included the individual(s) who exercise the voting and dispositive powers over the shares owned by the legal entities named in the selling stockholder table in the Amended Filing.

Selling Security Holders, page 14

4.	Please confirm, if true, that there are no registered broker-dealers or affiliates of registered broker-dealers among the selling shareholders.

One of the selling shareholders, Cardiff Partners, LLC has common owners as a registered broker-dealer, Monarch Bay Associates, LLC.  We have added this disclosure to the Amended Filing.

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 25, 2010

Description of Business

Developing Casual Games, page 22

5.
We note that you acquire and develop games through licensing, creating original games and working with third-party developers. In your disclosure, please discuss the average cost of producing a game through each of these methods.

The Company has added the following disclosure to its “Description of Business” where appropriate in the Amended Filing:

Developing Licensed Games:

Our cost to develop a “licensed game” is the same as our cost to develop Freeze Tag original game plus royalty payments to the licensor, some of which may be paid in the form of non-refundable up-front royalty advances.  The costs involved in developing original content games can range from $25,000 to $150,000 depending on the platform (iPhone vs. PC) and complexity of the game (simple puzzle vs. complex adventure genre). The average cost to develop an iPhone game is $50,000. The average cost to develop a PC/Mac game is $100,000.  For a “licensed game” in addition to these development costs we usually have a royalty payment owed to the licensor of the intellectual property, which is usually 10% to 20% of the revenue collected from the game.  At times we pay a portion of this royalty in the form of an up-front, non-refundable royalty advance, which typically is in the range of $5,000 to $20,000, but varies by game and is negotiated on a case-by-case basis with the owner of the intellectual property.

Developing Freeze Tag Original Games:

The costs involved in developing Freeze Tag original content games can range from $25,000 to $150,000, depending on the development platform (iPhone vs. PC) and complexity of the game (simple vs. complex).  The average cost to develop an iPhone game is $50,000. The average cost to develop a PC/Mac game is $100,000. Generally, iPhone games are less expensive to develop than PC/Mac games because less programming and artwork are required.

Publishing Games Developed by Third Party Developers:

Compared to the costs incurred by in-house development projects, our development costs involved in creating games by third party developers are generally low due to the fact that typically when developers bring products to us for publishing consideration, they have already completed or partially completed developing the game. Therefore, we only incur partial development costs in order to acquire distribution rights to publish the third party title. These costs are usually associated with “finishing” final stages of development, which range anywhere from $5,000 to $25,000 per title.

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 25, 2010

Distributing Casual Games, page 23

6.	Please disclose the status of the games that you are developing for distribution on social networking platforms. Refer to Item 101 (h)(4)(iiii) of Regulation S-K.

For clarification purposes the Company has clarified the following disclosure in the Amended Filing:

We are also in the process of integrating social networking marketing techniques into our iPhone/iPad games in which players will be able to link to a page on a social networking site, such as Facebook or MySpace, by clicking on a button within the game. This type of integration is sometimes referred to as “connect” as in “Facebook Connect.” We are still evaluating the prospect of developing games that will be launched and distributed entirely through social networking sites by creating game design concepts and exploring ideas.  We do not have a launch date in mind for any of these products which are in “pre-production” phase at this point in time.

Management Discussion and Analysis or Plan of Operation

Critical Accounting Policies

Other Revenues, page 32

7.	Please describe the work-for-hire and Ad game services that you reference in this section.

For clarification purposes the Company has added the following disclosure to the Amended Filing:

We derive our advertising game revenue from certain of our partners that offer our games free of charge to consumers in exchange for the consumers being exposed to advertising embedded in our games. In this way, we do not receive revenue for the sale of our games, but rather a percentage of the “advertising” revenue generated by these player views. This method of generating revenue is essentially the same as traditional radio or television advertising where consumers are allowed to enjoy content for “free” but are forced to watch (or listen) to advertising before, in between and at the end of the programming content.

Additionally, we derive some revenue from “work-for-hire” projects.  Some of our partners occasionally ask us to render “work-for-hire” services for them such as preparing packaging materials. For example, a retail game and DVD publisher hired us to create several designs for printed packages that were used for games published by the publisher but not developed by us.  For this work, we charge a one-time, fixed fee for each package design.

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 25, 2010

Concentrations of credit Risk, Major Customers and Major Vendors, page 34

8.
Please describe your contractual arrangements with your major customers. Please also provide us with your analysis as to whether you are substantially dependent upon your agreements with any of your major customers. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Similarly, provide us with your analysis as to whether you are substantially dependent upon your licensing agreements with Ohio Art Company and CMG Worldwide.

The Company has modified its disclosure in this section to clarify the difference between its customers and the websites where it distributes games:

Our customers are the end-consumers that purchase our games from the websites where we have our games listed for sale.  Therefore, we do not have any individual customers that represent any more than a fraction of our revenue.  However, we do have primary distribution partners, which are the owners of the websites where we sell our games.  Under our distribution agreements we are not obligated to make, distribute or sell any games.  However, for any games we do make and wish to distribute we can list them on one or more of these websites under a revenue sharing arrangement where we share the revenue from any of our games that sell.  The sharing arrangement varies greatly depending on the distributor with the company generally keeping between 35% and 70% of the revenue and the distributor keeping the remainder of the revenue generated by each sale.  At times we enter into “exclusivity options” whereby if a distributor wishes to have an exclusive period carrying our game (normally 30-90 days) we will agree to that in exchange for the distributor marketing our game in their newsletter and other marketing programs.

During the period ended June 30, 2010, our primary distributors that represented 10% or more of our revenues were:  Real Networks – 24% of revenue, Big Fish Games – 22% of revenue, and Superscape – 16%.

At June 30, 2010, our primary distributors that represented 10% or more of our accounts receivable were:  Big Fish Games - 27%, C1BPO – 30%, and Exent Technologies – 22%.

During the year ended December 31, 2009, our primary distributors that represented 10% or more of our revenues were:  Real Networks - 44% of revenue, and Big Fish Games - 24% of revenue compared to the year ended December 31, 2008, when the distributors that represented 10% or more of our revenues were:  Big Fish Games - 24% of net revenues, and Real Networks - 14% of net revenues, and Apple - 13% of revenue.

At December 31, 2009, our primary distributors representing 10% or more of our accounts receivable were: Big Fish Games – 15%, Exent Technologies – 13%, and Mumbo Jumbo – 26% compared to December 31, 2008, when our primary distributors representing 10% or more of our accounts receivable were: Big Fish Games – 28%, Exent Technologies – 12%, and Mumbo Jumbo – 33%.

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 25, 2010

Revenue, page 40

9.
You indicate in this section that your increase in revenue in 2009 was due to an increase in the number of games you published and the fact that you developed games based on third party intellectual property. Please clarify why developing games based on third party intellectual property led to an increase in your revenue.

The Company has modified its disclosure in this section to add the following disclosure:

Publishing games based on third parties’ intellectual property led to an increase in revenues for 2009 because we were paid for the games during the development process as opposed to waiting until after the games are sold to the end user, which is when we typically begin receiving revenue for games we develop and publish ourselves.  Specifically in 2009, we contracted with RealNetworks to develop three games (The Conjurer, Real Detectives, Ghost Girl) based on their intellectual property on a work-for-hire basis.  Prior to 2009, we had not performed work-for-hire development services for other, larger game companies.  Adding these games to our production schedule significantly increased our short term revenue because we were paid for each step in the production process (from approved game design document to completed gold master build) instead of receiving royalties from sales after the product is live (which is when we normally begin receiving revenue for products we develop and publish for ourselves). In this way, developing games for third parties (RealNetworks) added short term revenue during 2009.

Interest Income/Expense: Net. page 41

10.	Please file your loan agreement with Sunwest Bank as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company has filed this loan agreement with the Amended Filing as Exhibit 10.10.

Certain Relationships and Related Transactions, page 52

11.
In regard to the notes payable to Messrs. Holland and Donahoo, disclose the amount outstanding on the notes as of the latest practicable date and the amount of principal and interest paid since the notes were issued. Refer to Items 404(a)(5) and (d)(l) of Regulation S-K. Also, provide disclosure regarding the convertible note loan from the Holland Family Trust discussed in Note 13 to your financial statements.

The Company added the following disclosure to this Section in the Amended Filing regarding the notes payable to Messrs. Holland and Donahoo:

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 25, 2010

As of September 30, 2010, Mr. Holland and Mr. Donahoo were each owed interest of $635.45 (for a total interest owed of $1,270.90) under these notes.  This brings the combined amount owed to Mr. Donahoo and Mr. Holland on these notes to a total amount of $51,270.90, as of September 30, 2010.  To date, no principal or interest has been paid back to Mr. Donahoo or Mr. Holland.

The Company did not add disclosure regarding the convertible note loan from the Holland Family Trust in this Section as the Holland Family Trust neither principal of Freeze Tag have any voting or decision-making authority regarding the investment decisions of the Holland Family Trust.

Recent Sales of Unregistered Securities, page II-1

12.
In this section, disclose the facts supporting your reliance upon Rule 506 of Regulation D as an exemption from registration for the January 31, 2010 private placement. Refer to Item 701(d) of Regulation S-K. We note the Form D filed on March 3, 2010 and the amendments filed on April 27 and 28.

The Company added the following disclosure to this Section in the Amended Filing regarding its reliance on Rule 506:

The total offering was for $1,250,000, was limited to accredited investors only, and did not utilize any general solicitation or advertising.  All offerees invested pursuant to the terms of Private Placement Memorandum dated November 2, 2009, as amended.  As such, the stock issuances were exempt from registration pursuant to Rule 506 under Regulation D promulgated under the Securities Act of 1933, as amended.

Item 17. Undertakings, page II-3

13.	Please include the appropriate undertaking required by item 512(a)(5).

The Company added the following undertaking in the Amended Filing:

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 25, 2010

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Signatures, page II-5

14.	The filing must be signed by the company's chief accounting officer or controller. Refer to Instruction 1 to Signatures in the Form S-1.

The Company has added the appropriate designation in the Amended Filing.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
October 25, 2010

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.